Exhibit 99.1
Code of Business Conduct & Ethics
This Code of Business Conduct & Ethics reflects Cenovus’s commitment to conducting our business ethically and legally while we pursue progressive and innovative approaches to developing energy resources. At Cenovus, we can be trusted to do what we say. We are a company that conducts its business with respect. This Code will be used to identify and manage ethical situations and to provide guidance in making ethical business decisions so that our staff can fulfill these commitments.
Compliance with Laws and Regulations
As employees, contractors and Directors, we comply with the laws, rules and regulations of Canada, the United States and any other countries in which Cenovus operates. We comply with the requirements of applicable securities regulatory authorities and stock exchanges.
Corporate Opportunities
Our employees, contractors and directors are prohibited from taking opportunities, using Cenovus property or information or their position with Cenovus for personal gain or competing with Cenovus, based on information discovered through the use of corporate property, information or position.
Conflicts of Interest
Our employees, contractors and directors avoid situations where personal interests could conflict, or appear to conflict, with duties and responsibilities or the interests of Cenovus. A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of employee, contractor and director duties for Cenovus, or creates, or appears to create, a situation where judgment or ability to act in the best interests of Cenovus is affected.
When faced with an actual or potential conflict of interest, our employees follow the procedures outlined in the Conflict of Interest Practice and contractors review and follow the provisions of their written contracts. Our officers and directors follow obligations that are set out in relevant statutes and company by-laws and inform the Chair of the Board of Directors of any such conflict. Our commitment is to ensure that employees and contractors are not involved in any decision or operation related to a conflict and that officers or directors are not involved in any decision or operation related to a conflict. This is the commitment of our employees, our Executive Team and our Board of Directors.
Fraud and other Similar Irregularities
At Cenovus, we are committed to protecting the revenue, property, information and other assets of the company and our shareholders from any attempt, either by the public, contractors, agents or our own employees, to gain financial or other benefit by deceit.
We have zero-tolerance for fraudulent activities and fully investigate any suspected acts of fraud, misappropriation or other similar irregularity. Cenovus will pursue every reasonable effort, including court-ordered restitution, to obtain recovery of Cenovus’s losses from the offender or other appropriate sources.
Any employee or contractor who has knowledge of an occurrence of fraud, or has reason to suspect that a fraud has occurred, must immediately notify their supervisor or company contact or may report their suspicions in accordance with the Investigations Practice.

Cenovus • Code of Business Conduct & Ethics 30.11.09

Confidentiality and Disclosure
Confidential information includes all non-public information that might be of use to competitors, or harmful to Cenovus or its customers, if disclosed. Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated. Knowledge of confidential information about another company gained in the course of work duties at Cenovus must be protected in the same manner as confidential information about Cenovus.
Employees, contractors and directors must not speak on behalf of Cenovus unless authorized to do so and should refer to the Policy on Disclosure, Confidentiality and Employee Trading.
Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives and associates must not benefit from such information. Where insider information is known and not yet publicly disclosed, employees, contractors and directors must avoid acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person.
If an employee or contractor is not sure whether information has been publicly disclosed, they should consult with a member of Cenovus’s Legal group for guidance before engaging in any transaction in any securities of Cenovus. Officers and directors should consult on such matters with the persons listed in the Restricted Trading and Insider Guidelines for guidance before engaging in any transaction in any Cenovus securities. All securities transactions are subject to the Policy on Disclosure, Confidentiality and Employee Trading and if applicable, the Restricted Trading and Insider Guidelines.
These confidentiality obligations remain in effect even beyond termination of employment, service agreements or Board of Directors appointments with Cenovus or its affiliates.
Acceptable Use of Cenovus’s Systems and Assets
Cenovus’s corporate information, data, information system assets, office equipment, tools, vehicles, supplies, facilities and services are provided for authorized business purposes. Our employees, contractors, and directors have an obligation to use these assets in accordance with fundamental principles of reasonable and acceptable use and are not permitted to engage in unacceptable use of those assets.
Acceptable use is demonstrated when each individual:
•	consistently ensures the confidentiality, integrity and availability of Cenovus’s information

•	takes acceptable measures to protect Cenovus’s rights and property ownership of information system assets
Personal use is considered reasonable if it:
•	involves appropriate content

•	does not put Cenovus at risk of violating the copyrights on any materials

•	is in alignment with regional laws, legislation, and Cenovus values

•	occurs for short periods of time and does not interfere with day-to-day responsibilities of Cenovus staff

Cenovus • Code of Business Conduct & Ethics 30.11.09

Unacceptable use (whether personal or business) includes when an individual acts so as to:
•	defame, slander, harass, annoy or cause needless anxiety to another person or another organization

•	conduct any illegal or unethical activity

•	conduct any activity that could adversely affect Cenovus or Cenovus’s reputation

•	intentionally transmit viruses or transmit virus warnings to any recipient other than the Service Desk

•	make excessive use of non-business-related Internet sites, chat rooms, blogs, discussion rooms, or social networking sites (e.g. Face Book, MySpace) for personal reasons

•	replace personal assets (e.g. home telephone land line or personal PC)

•	exchange any of the following types of content:
•	personal commercial, advertising or political material

•	pictures, jokes or content that conflict with this code of Business Conduct & Ethics

•	chain letters

•	obscene or sexually explicit messages, pictures, cartoons or jokes

•	ethnic, religious, gender-related, disability-related or racial slurs

•	confidential, sensitive or proprietary information to unauthorized recipients

•	material that could damage Cenovus’s image or reputation
Cenovus’s information system assets and other assets must not be used for personal commercial ventures.
Cenovus staff should also consult the Information Management Policy and the Information Management website for further guidance related to Acceptable Use.
Inducements and Gifts
At Cenovus, we do not accept or give gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. The Acceptance of Gifts Guideline provides further guidance regarding gift-giving and receiving and should be referred to and or written approval from Cenovus leaders should be requested. Gift-giving practices may vary among different cultures, and therefore local gift practices and guidelines will be considered when addressing these issues.
We do not tolerate soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations must be avoided where judgment might be influenced by, or appears to be influenced by such unlawful or unethical behavior. Payment or acceptance of any “kickbacks” from a contractor or other external party is prohibited.
Examples of laws to which Cenovus is subject and abides by include the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (U.S.A.) and equivalent legislation in other countries. Non-compliance could have serious ramifications.
While Cenovus does not normally support the use of facilitating payments, in some jurisdictions where it is determined to be absolutely necessary for the conduct of Cenovus’s business, the foregoing Acts allow such payments to be made if not prohibited by local law and only upon approval by the appropriate Executive Vice-President and upon consultation with and approval of internal legal counsel.
Political Activities
Cenovus does not participate in improper intervention in political processes and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by a Vice-President or Executive Vice-President pursuant to a policy approved by the Cenovus Board of Directors. In such situations, we fully comply with legal requirements for public disclosure.

Cenovus • Code of Business Conduct & Ethics 30.11.09

At Cenovus, our employees, contractors and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on a personal level, give to any political party or candidate. Reimbursement by the company is prohibited.
Lobbying Activities
We comply with the Lobbying Act (Canada) and the Lobbyist Act (Alberta) which impose reporting requirements on lobbying communications with certain officers and employees of the Government of Canada or the Government of Alberta (known as “Designated Public Office Holders” or DPOHs). Employees do not have communications with a DPOH unless they have been registered by Cenovus under the Lobbying Act (Canada) or the Lobbyist Act (Alberta), except where otherwise permitted by the applicable legislation.
Fair Dealing
Our employees, contractors and directors endeavour to deal fairly with Cenovus’s customers, contractors, industry partners, employees and any other stakeholders, and to not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Company Records
Records must be kept and maintained to fulfil relevant legal requirements. Recording and reporting information, including information related to operations, environment, health, safety, training, human resources and financial matters, must be done honestly, accurately and with care.
Accuracy of Books and Records
At Cenovus we understand that the books and records of Cenovus must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.
All business transactions that employees, contractors and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.
Accounting, Auditing or Disclosure Concerns
Cenovus is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the U.S. Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well as in other public communications made by Cenovus. All employees and contractors responsible for the preparation of Cenovus’s public disclosures, or who provide information as part of the process, ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various Cenovus disclosure controls and procedures.

Cenovus • Code of Business Conduct & Ethics 30.11.09

All employees, contractors and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters should be reported in accordance with the Investigations Practice.
To the extent that potential violations involve Cenovus’s accounting, internal accounting controls or auditing matters (including questionable accounting or auditing matters), investigations under this Code will be overseen by, and be the ultimate responsibility of, the Audit Committee of the Board of Directors.
No information may be concealed from Cenovus’s external auditors, internal auditors, the Board of Directors, or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Cenovus’s financial statements.
Observance of the Code of Business Conduct & Ethics
All employees and directors are personally accountable for learning, endorsing and promoting this code and applying it to their own conduct and field of work. All employees and directors are asked to review this Code, to confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and to acknowledge they conform to the requirements of the Code.
Contractors are expected to develop and enforce with their staff, policies and/or practices that are consistent with this Code and its associated requirements and to acknowledge their compliance in writing.
Employees or contractors with questions about this Code or specific situations are encouraged to refer the matter to their supervisor or leader or the persons listed in any referenced policy or practice, as applicable. Applicable resource groups such as internal legal counsel or Human Resources may also be contacted. Officers and directors with questions about this Code or specific situations are encouraged to refer the matter to the Chief Executive Officer or the Chair of the Board of Directors or the persons listed in any referenced policy or practice, as applicable.
Reporting Violations of the Code of Business Conduct & Ethics
Actions that violate or appear to violate this Code will be reported in accordance with Cenovus’s Investigations Practice. The Investigations Practice outlines how a report will be treated once it is made, protection for complainants and the consequences of violating this Code.
Violation of this Code and its associated guidelines may result in disciplinary action up to and including termination of employment or contract for services.
Waivers and Amendments
Waivers of this Code for employees or contractors may be granted only by a Vice-President in limited, exceptional circumstances. Any waiver of this Code for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.
Amendments to this Code will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

Cenovus • Code of Business Conduct & Ethics 30.11.09

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